FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 26, 2007 Commission File Number 000-28522
ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: April 26 2007	By:	/s/ Kenneth Hsiang

	Name:	Kenneth Hsiang
	Title:	Chief Financial Officer

ASE TEST LIMITED	April 26, 2007
FOR IMMEDIATE RELEASE

Ken Hsiang, Chief Financial Officer Tel: +1.510.687.2475	email: ken_hsiang@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited First Quarter Results
for the Period Ended March 31, 2007

Taipei, Taiwan, April 26, 2007 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), one of the world’s largest independent providers of semiconductor testing services, today announced its first quarter (1Q07) diluted earnings of $0.12 per share, compared with diluted earnings of $0.27 per share in the first quarter of 2006 (1Q06) and diluted earnings of $0.33 per share in the fourth quarter of 2006 (4Q06) under generally accepted accounting principles in the Republic of China (ROC GAAP)1.  The Company’s first quarter net income totaled $12.6 million, compared with a net income of $27.0 million in 1Q06 and net income of $33.2 million in 4Q06 under ROC GAAP.

Under generally accepted accounting principles in the United States of America (US GAAP), the company reported its 1Q07 diluted earnings of $0.09 per share, compared with diluted earnings of $0.20 per share in 1Q06 and diluted earnings of $0.29 per share in 4Q06. Under US GAAP, the Company’s first quarter net income totaled $9.7 million, compared with a net income of $20.1 million in 1Q06 and net income of $28.7 million in 4Q06.

RESULTS OF OPERATIONS

Revenues
Net revenues for 1Q07 totaled $97.2 million. This amount is down 24% from $127.3 million in 1Q06 and down 11% from $109.7 million in 4Q06. As a percentage of the Company’s net revenues, testing revenues accounted for 75% and IC packaging revenues accounted for 25%. In 4Q06, net revenues from testing and IC packaging operations were 80% and 20%, respectively.

The Company’s top ten customers in 1Q07 included (in alphabetical order) Altera Corporation, ATI Technologies, Atmel, Cambridge Silicon Radio, Conexant, Infineon Technologies AG, Lattice Semiconductor, Legerity, Qualcomm, and VIA Technologies. Net revenues from the Company’s top ten and top five customers accounted for 56% and 35% of net revenues respectively. Only one customer accounted for more than 10% of net revenues in 1Q07. Net revenues from integrated

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1 Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

device manufacturers (IDM’s) represented approximately 20% of net revenues in 1Q07.

The following is the Company’s estimated end-market composition of net revenues:

	1Q06	4Q06	1Q07
Communications	38%	46%	53%
Computers	32%	26%	19%
Consumer	28%	25%	24%
Industrial	1%	2%	3%
Other	1%	1%	1%

Expenses
The Company’s cost of revenues in 1Q07 totaled $74.3 million, down 8% from $80.4 million in 1Q06 and up 1% from $74.0 million in 4Q06. Depreciation, amortization and rental expenses totaled $35.2 million, representing 36% of net revenues in 1Q07, compared with $40.1 million, or 32% of net revenues, in 1Q06 and $36.7 million, or 34% of net revenues, in 4Q06. The sequential decrease in depreciation, amortization and rental expenses was primarily attributable to certain machinery and equipment completing their operating lease terms.

The company’s gross margin for 1Q07 was 24%, down from 37% in 1Q06 and down from 33% in 4Q06. These gross margin decreases were primarily attributable to decreased testing volumes and a slight increase in raw material content within our packaging business. Gross margin for IC testing was 26%, compared with 42% in 1Q06 and 35% in 4Q06. Gross margin for IC packaging was 16% in 1Q07, compared with 12% in 1Q06 and 21% in 4Q06.

The Company’s operating expenses (R&D and SG&A expenses) in 1Q07 totaled $13.6 million, down 10% from 1Q06 and down 14% from 4Q06. Operating expenses were 14% of net revenues in 1Q07, up from 12% in the 1Q06 and unchanged in 4Q06. The decrease in operating expenses was primarily attributable to lower cost of facilities. Operating margin for the quarter was 10%, down from 25% in 1Q06 and down from 18% in 4Q06.

The Company’s net non-operating income totaled $5.1 million in 1Q07, compared with net non-operating loss of $2.6 million in 1Q06 and net non-operating income of $6.9 million in 4Q06. The company’s non-operating income is primarily composed of investment income from ASE Korea, net interest expense, and the results of our foreign exchange and other non-operational gains/losses. Investment income from our ownership interest in ASE Korea totaled $4.4 million in 1Q07, up from $2.9 million in 1Q06 and down from $4.7 million in 4Q06. Net interest expense totaled $0.8 million in 1Q07, down from $2.8 million in 1Q06 and down from $1.7 million in 4Q06. Finally, foreign exchange and other non-operational gains totaled $1.5 million in 1Q07, up from a $2.7 million losses in 1Q06 and down from a $3.9 million gains in 4Q06. The sequential decrease in non-operating income during the quarter was mainly due to certain accrual adjustments made for year end activities in 4Q06 not made in 1Q07.

During the quarter, the Company recognized a net income tax expense of $1.8 million, compared with a net income tax benefit of $6.4 million in 4Q06. During the 4Q06, our operations in Malaysia were able to recognize tax assets related to tax credits available from Malaysia’s reinvestment allowance. At the end of 1Q07, the Company had total headcount of 5,242. This is down from 5,302 at the end of 4Q06.

Earnings
Net income in 1Q07 was $12.6 million, compared with net income of $27.0 million in 1Q06 and net income of $33.2 million in 4Q06. Diluted earnings per share were $0.12, compared with diluted earnings per share of $0.27 in 1Q06 and diluted earnings per share of $0.33 in 4Q06.

US GAAP Adjustment
The ROC GAAP to US GAAP net income reconciliation in 1Q07 primarily included a negative adjustment of $0.8 million for stock and cash compensation, a negative adjustment of $1.8 million related to compensation of ASE Test stock option and ASE Inc. stock options granted to ASE Test employees, and a negative adjustment of $0.5 million related to income tax expense.

BUSINESS REVIEW

Testing Business
The company’s testing revenues for 1Q07 were $73.4 million, down 31% from 1Q06 and down 17% from 4Q06. Testing revenue breakdown by type of testing service is shown in the table below:

Testing Service	1Q06	4Q06	1Q07
Final Test	67%	64%	65%
Wafer Sort	27%	28%	27%
Engineering Test	6%	8%	8%
Total Test	100%	100%	100%

Gross margin for the testing operations during 1Q07 was 26%, down from 42% in 1Q06 and down from 35% in 4Q06. The sequential decrease in gross margin was primarily due to a decrease in testing volume, offset in part by a decrease in cost of revenue. Depreciation, amortization and rental expenses included in cost of revenues for our testing operations were $32.4 million, down from $36.9 million in 1Q06 and down from $34.0 million in 4Q06.

The Company spent $5.7 million on testing equipment in 1Q07. A total of 32 testers were added through purchase, lease and consignment, and 24 testers were disposed of. At the end of the period, the Company had a total of 759 testers, of which 265 testers were either leased or consigned.

IC Packaging Business
IC packaging revenues for the quarter were $23.8 million, up 14% from 1Q06 and up 10% from 4Q06. IC packaging revenue breakdown by package type is as follows:

Package Type	1Q06	4Q06	1Q07
Substrate & Advanced Leadframe Packages	76%	83%	75%
Traditional Leadframe Packages	24%	17%	25%
Total Package	100%	100%	100%

Gross margin for packaging in 1Q07 was 16%, up from 12% in 1Q06 and down from 21% in 4Q06. The Company spent $0.7 million on packaging equipment in 1Q07. We ended the quarter with 382 wirebonders, which represents no change from 4Q06.

LIQUIDITY AND BALANCE SHEET
At the end of the quarter, the Company had $209.9 million in cash and current financial assets, an increase of $30.9 million compared with 4Q06. Total unused credit lines amounted to $208.6 million. Total debt was $115.9 million, comprised of $31.3 million of current portion of long-term debt, and $84.6 million of long-term debt. Total debt decreased by $4.2 million during the quarter. The Company’s debt maturity schedule, as of the end of 1Q07, was as follows:

Amount ($ million)
Within the first year	31.3
During the second year	35.9
During the third year	33.1
During the fourth year	15.6
During the fifth year and thereafter	0.0

EBITDA2 for 1Q07 totaled $41.2 million, as compared to $55.1 million in 4Q06.

CASHFLOW AND CAPITAL EXPENDITURES

The company’s operating cashflow was $48.5 million in 1Q07 as compared to operating cashflow of $49.9 million in 1Q06. Operating cashflow decreased from the year-ago period primarily due to lower net income offset in part by lower working capital requirements. Operating cashflow was 50% of net sales during 1Q07 as versus 39% during 1Q06. In 1Q07, total capital expenditures totaled $6.8
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 2 EBITDA for any period consists of profit from operating activities before extraordinary gains (including the fire insurance settlement) and expenditures plus depreciation expenses. EBITDA is not a standard measure under ROC GAAP or US GAAP. EBITDA is a widely used financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator or our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other changes. We have included EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance and our ability to generate cash flow from operations to cover debt service and taxes. EBITDA presented herein may not be comparable to similarly titled measures presented by other companies. Investors should not compare our EBITDA to EBITDA presented by other companies because not all companies use the same definition.

million, of which, $5.7 million was spent on test equipment, and $0.7 million on IC packaging equipment.

BUSINESS OUTLOOK
Our testing and packaging businesses appear to be recovering from the short downturn that began in the second half of 2006. As such, we expect to be able to grow our revenues quarter over quarter in the low double-digit range. We also expect to be able to increase gross margin levels with most of the expected business growth utilizing existing tester capacities. As such, we expect to be able to keep capital spending in the $10 - $15 million range. As a reminder, the company ratably accrued for stock bonus and undistributed earnings tax within its US GAAP reconciliation throughout 2006; during 2Q07, under ROC GAAP, we are required to take a charge in a single period for these items.

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Mar. 31, 2006	For the Three Months Ended Dec. 31, 2006	For the Three Months Ended Mar. 31, 2007
ROC GAAP:
Net revenues	127,330	109,661	97,253
Cost of revenues	80,376	73,954	74,334
Gross profit	46,954	35,707	22,919
Operating expense
R&D	5,138	5,284	5,102
SG&A	10,025	10,510	8,499
Subtotal	15,163	15,794	13,601
Operating income	31,791	19,913	9,318

Non-operating expense (income)
Interest income	(616)	(968)	(744)
Interest expense	3,456	2,629	1,516
Investment income	(2,919)	(4,687)	(4,386)
Others	2,701	(3,859)	(1,438)
Subtotal	2,622	(6,885)	(5,052)
Income before tax	29,169	26,798	14,370
Income tax expense(benefit)	2,229	(6,403)	1,827
Net income (ROC GAAP)	26,940	33,201	12,543
Net income (US GAAP)	20,131	28,730	9,660

Diluted EPS (ROC GAAP)	0.27	0.33	0.12
Diluted EPS (US GAAP)	0.20	0.29	0.09

Margin Analysis:
Gross margin	36.9%	32.6%	23.6%
Operating margin	25.0%	18.2%	9.6%
Net margin (ROC GAAP)	21.2%	30.3%	12.9%
Net margin (US GAAP)	15.8%	26.2%	9.9%

Additional Data:
Testing revenues	106,433	87,934	73,418
IC packaging revenues	20,897	21,727	23,835

Shares outstanding (in thousands)	100,059	100,104	100,178
Shares used in diluted EPS calculation(ROC GAAP) (in thousands)	100,186	100,658	101,854
Shares used in diluted EPS calculation(US GAAP) (in thousands)	100,087	100,571	101,781

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For Year Ended Mar. 31, 2006	For Year Ended Mar. 31, 2007
Cash Flows From Operating Activities
Net income	26,940	12,543
Adjustments
Depreciation and amortization	30,911	29,696
Provision (reversal) for doubtful accounts and sales discounts	642	(293)
Loss on idle assets	13	1,010
Investment income under equity method	(2,919)	(4,386)
Allowance for inventory obsolescence	2,699	128
Other	1,177	872
Changes in operating assets and liabilities	(9,592)	8,900
Net Cash Provided by Operating Activities	49,871	48,470

Cash Flows From Investing Activities
Acquisition of properties	(12,640)	(8,932)
Proceeds from sale of properties	7,943	1,062
Increase in financial assets-current	(22,936)	(1,809)
Decrease (Increase) in other assets	(2,946)	976
Net Cash Used in Investing Activities	(30,579)	(8,703)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	-	848
Decrease in collection of accounts receivable sold	-	(3,273)
Decrease in Guarantee deposits	-	(2,500)
Increase in short-term borrowings	25,463	-
Repayments of long-term debts	(63,793)	(3,717)
Net Cash Used in Financing Activities	(38,330)	(8,642)

Effect of exchange rate changes on cash	2,513	(1,169)

Net Increase (decrease) in Cash	(16,525)	29,956
Cash, Beginning of Period	138,211	89,715
Cash, End of Period	121,686	119,671

Interest paid	747	1,504
Income tax paid	1,206	265

Cash paid for acquisitions of properties
Purchase price	11,159	6,787
Decrease in payable	2,562	2,171
Increase in capital lease obligation	(1,081)	(26)
	12,640	8,932

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2006	Mar. 31, 2007
Cash	89,715	119,671
Financial assets -current	89,341	90,244
Accounts receivable, net	70,804	61,709
Inventories, net	16,935	15,508
Other	38,759	30,815
Total current assets	305,554	317,947

Financial assets -noncurrent	281,829	295,036
Fixed assets, net	389,435	363,452
Intangible assets	22,809	22,838
Other	44,801	49,872
Total assets	1,044,428	1,049,145

Accounts payable	13,521	14,722
Payable for fixed assets	8,769	6,355
Current portion of long-term debt	34,418	31,339
Other current liabilities	46,008	41,304
Total current liabilities	102,716	93,720

Long-term debt	85,706	84,576
Other liabilities	12,878	10,170
Total liabilities	201,300	188,466
Shareholders’ equity	843,128	860,679
Total liabilities & shareholders’ equity	1,044,428	1,049,145